The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

July 31, 2015

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Frank Pigottf

Re:          Andalay Solar, Inc.
Registration Statement on Form S-1
Filed July 21, 2015
File No. 333-205779

Dear Mr. Pigottf:

    Thank you for your verbal comments regarding the registration statement on Form S-1 (File No., 333-205779) filed by Andalay Solar, Inc. (“Andalay”) on July 21, 2015.  In order to assist you with your review of the registration statement filed herewith, we are submitting a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.	Please move the financial statements to the appropriate section in the Form S-1.

Response: We have moved the financial statements in the Form S-1 to the appropriate section.

2.	Please revise your disclosure on page 3 to clarify the language regarding the 887,000 shares.

Response: We have revised our disclosure to eliminate the language in order to remove any confusion.

    If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely
/s/ Leslie Marlow
Leslie Marlow
Partner

cc:   Andalay Solar, Inc.